

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 29, 2009

Sam R. Leno
Executive Vice President – Finance and Information Systems and
  Chief Financial Officer
Boston Scientific Corporation
One Boston Scientific Place
Natick, Massachusetts 01760-1537

> **Re: Boston Scientific Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-11083**

Dear Mr. Leno:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Martin James
Senior Assistant Chief Accountant